ORKO SILVER CORP.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting of the shareholders of Orko Silver Corp. (the "Company") will be held at Suite 1000, 595 Burrard Street, Vancouver, British Columbia, on Monday, April 23, 2007, at 10:00 a.m. for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the year ended October 31, 2006, together with the auditor's report thereon.

3.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors.

4.

To fix the number of directors for the ensuing year at five (5).

5.

To elect directors for the ensuing year.

6.

To ratify and approve the Company's 20% Fixed Stock Option Plan and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

To ratify and approve by a majority of disinterested shareholders various stock options granted under the Company's 20% Fixed Stock Option Plan as described in the accompanying management Information Circular.

8.

To consider and, if thought advisable, to pass a resolution to approve a specific expiry date extension of an incentive stock option held by an insider, as more particularly described in the accompanying Information Circular.

9.

To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company's transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, B.C., V6C 3B9, at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

2

DATED at Vancouver, British Columbia, this 20th day of March, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"Gary Cope"

Gary Cope, President